SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Cascal N.V.
(Name of Subject Company)
Cascal N.V.
(Names of Person(s) Filing Statement)
Common shares, par value EUR 0.50 per share
(Title of Class of Securities)
N1842P 109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
US DISTRICT COURT HEARS CASCAL’S APPLICATION FOR TEMPORARY
RESTRAINING ORDER AND PRELIMINARY INJUNCTION TO BLOCK SEMBCORP
FROM PROCEEDING WITH PROPOSED TENDER OFFER
Sembcorp Agrees Not to Take Action on Tender Offer Until
Scheduled Court Hearing on May 19, 2010
London, U.K., May 13, 2010 — Cascal N.V. (NYSE: HOO) (The Company) announced today that yesterday afternoon the United States District Court for the Southern District of New York heard its application for a temporary restraining order and preliminary injunction to block Sembcorp from proceeding with its announced tender offer for Cascal’s common shares. At the conclusion of the yesterday’s proceedings, the Court scheduled a hearing on Cascal’s injunction motion for May 19, 2010 at 9:30 a.m. Sembcorp voluntarily agreed not to take any action on its proposed tender offer until after that hearing. Sembcorp further agreed that any violation of its voluntary agreement to temporarily refrain would be punishable as a contempt of court.
The Company contends that the tender offer violates United States securities law, express confidentiality agreements between the parties, and common law.
—On April 26, 2010, the Board of Directors of Cascal rejected Sembcorp’s proposed tender offer as inadequate, coercive and not in the best interest of all shareholders.
—On April 30, 2010, Cascal commenced legal action in the United States District Court for the Southern District of New York claiming violations of U.S. securities laws and breach of confidentiality agreements. The lawsuit sought injunctive relief and recovery of damages.
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION LEGEND:
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM.
Learn more at www.cascal.co.uk
Forward-looking statements
This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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